SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

 Centrais Elétricas Brasileiras S / A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that in attention of the news published by the press, today, about the clarifications provided by the CEO, Wilson Ferreira Junior, at an event held in São Paulo, reported that divestments in Special Purpose Entities and the Privatization of Eletrobras' subsidiaries, Companhia Energética de Alagoas (Ceal), Companhia Energética do Piauí (Cepisa), Companhia de Eletricidade do Acre (Eletroacre (Boa Vista) and Centrais Elétricas de Rondônia SA (CERON), are included in the Business and Management Master Plan 2018-2022, object of the Relevant Fact of December 17, 2017, duly filed with the CVM – Comissão de Valores Mobiliários, NYSE - New York Stock Exchange, SEC - Securities and Exchange Commission and Madrid Stock Exchange, in addition to being available on the Eletrobras website at: www.eletrobras.cm.br/ri.

In compliance with the aforementioned distributing companies, we clarify that it depends on the decision of the 170th Shareholders General Meeting to be held on February 8, 2018, according to the Management Proposal published on January 5, 2018, which is also available on the Eletrobras website.

Rio de Janeiro, February 01, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.